UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 18, 2021

East Stone Acquisition Corporation

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-39233	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Mall Road, Suite 330

Burlington, MA 01803

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (781) 202 9128

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, one Right and one Warrant	ESSCU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	ESSC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Ordinary Share	ESSCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Ordinary Share, each whole Ordinary Share exercisable for $11.50 per share	ESSCW	The Nasdaq Stock Market LLC

Item 1.01 Entry Into A Material Definitive Agreement.

BUSINESS COMBINATION AGREEMENT

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof.   The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

General Description of the Business Combination Agreement

On February 16, 2021, East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Navy Sail International Limited, a British Virgin Islands company (“Navy Sail”), as Purchaser Representative, JHD Technologies Limited, a Cayman Islands company (“Pubco”), Yellow River MergerCo Limited, a British Virgin Islands company and a wholly-owned subsidiary of Pubco (“Merger Sub”), JHD Holdings (Cayman) Limited, a Cayman Islands company (“JHD”), Yellow River (Cayman) Limited, a Cayman Islands company (the “Primary Seller”), and each of the holders of JHD’s capital shares that become parties to the Business Combination Agreement after the date hereof by executing and delivering to the Purchaser, Pubco and JHD a joinder agreement (each individually, a “Seller”, and collectively with the Primary Seller, the “Sellers”), and, Double Ventures Holdings Limited, a British Virgin Islands business company, East Stone’s sponsor, solely with respect to Sections 10.3 and Articles XII and XIII thereof, as applicable (the “Sponsor”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Merger Sub will merge with and into East Stone, with East Stone continuing as the surviving entity (the “Merger”), as a result of which, (1) East Stone shall become a wholly-owned subsidiary of Pubco and (ii) each issued and outstanding security of East Stone immediately prior to the Effective Time (as defined in the Business Combination Agreement) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (b) Pubco will acquire all of the issued and outstanding capital shares of JHD from the Sellers in exchange for ordinary shares of Pubco (the “Share Exchange” and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Exchange Consideration

The total consideration to be paid by Pubco to the Sellers for their shares of JHD, shall be an aggregate number of Pubco ordinary shares (the “Exchange Shares”) with an aggregate value equal to (the “Exchange Consideration”) (i) One Billion U.S. Dollars ($1,000,000,000), plus (ii) the aggregate amount cash of JHD and its direct and indirect subsidiaries as of the Closing date, minus (iii) the aggregate indebtedness of JHD and its direct and indirect subsidiaries, and minus (iv) the amount of any unpaid transaction expenses of JHD in excess of $10,000,000 in aggregate, with each Pubco ordinary share valued at the amount equal to the price at which each East Stone ordinary share is redeemed or converted pursuant to the redemption of shares (the “Redemption Price”).

The issuances of Pubco ordinary shares in connection with the Share Exchange will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon Section 4(a)(2) thereof because securities of Pubco will issued to a limited number of Sellers without involving a public offering. Such issuances will also be exempted from registration in reliance upon Regulation S of the Securities Act with regard to certain Sellers receiving Pubco ordinary shares who are qualified as non-U.S. persons thereunder.

Earnout Escrow Account

The parties agreed that at or prior to the Closing, Pubco, the Seller and Continental Stock Transfer & Trust Company (or another mutually acceptable escrow agent), as escrow agent (the “Escrow Agent”), will enter into an Escrow Agreement, effective as of the Closing, in form and substance reasonably satisfactory to East Stone and JHD (the “Escrow Agreement” ), pursuant to which Pubco shall cause to be delivered to the Escrow Agent a number of Exchange Shares (each valued at the Redemption Price) equal in value to ten percent (10%) of the Exchange Consideration otherwise issuable to the Sellers at the Closing (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held, along with any other dividends, distributions or other income on the foregoing (the “Other Escrow Property”, together with the Escrow Shares, the “Escrow Property”), in a segregated escrow account (the “Escrow Account”) and disbursed in accordance with the terms of the Business Combination Agreement and the Escrow Agreement.

If and when earned, the Sellers shall be entitled to receive from Pubco, as additional consideration for the purchase of the Purchased Shares, the Earned Escrow Shares together with the Other Escrow Property. To the extent that the amount of the Earned Escrowed Shares is less than the number of Escrow Share Number (as such terms are defined below), then the amount of Escrow Shares equal to such difference will be forfeited by the Sellers and released to Pubco for cancellation along with any accrued but unpaid dividends payable in respect of such Escrow Shares.

For the purposes of the calculating the Earned Earnout Shares, the following definitions shall apply:

“Earned Escrow Shares” means the result of the following equation: Escrow Share Number * (Revenue / Earnout Target).

“Earnout Target” means an amount equal to One Hundred Forty Million U.S. Dollars ($140,000,000).

“Earnout Year” means the period commencing on the first day of the first fiscal quarter following Closing (but in any event no earlier than October 1, 2021) and ending on the twelve (12) month anniversary of such date.

“Escrow Share Number” means the number of Escrow Shares.

“Revenue” means the consolidated revenue of Pubco and its subsidiaries for the Earnout Year, as set forth in Pubco’s filings with the SEC; provided that in no event shall the Revenue exceed the Earnout Target.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement (or the relevant joinder) or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement, in each case subject to certain customary exceptions. The representations and warranties made by the parties are customary for transactions similar to the Transactions.

In the Business Combination Agreement, JHD made certain customary representations and warranties to East Stone, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) customers and suppliers; (24) business practices; (25) Investment Company Act of 1940; (26) finders and brokers; (27) information supplied; and (28) independent investigation. Additionally, Pubco made certain customary representations and warranties to East Stone with respect to Pubco and Merger Sub, including representations and warranties related to the following: (1) corporate matters, including due organization, existence and good standing; (2) governmental approvals; (3) non-contravention; (4) capitalization; (5) title and ownership of the Pubco shares to be issued to the Seller; (6) Pubco and Merger Sub activities; (7) finders and brokers; (8) Investment Company Act of 1940; (9) information supplied; and (10) independent investigation.

In the Business Combination Agreement, East Stone made certain customary representations and warranties to JHD and the Sellers, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) the Securities and Exchange Commission (the “SEC”) filings and financial statements; (7) absence of certain changes; (8) compliance with laws; (9) litigation, orders and permits; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act of 1940 and the JOBS Act; (16) finders and brokers; (17) business practices; (18) insurance; (19) information supplied; (20) information supplied; and (21) the trust account.

In the Business Combination Agreement, the Sellers made customary representations and warranties to East Stone, including among others, related to the following: (1) organization and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) ownership of the Purchased Shares; (4) governmental approvals; (5) non-contravention; (6) litigation; (7) investment representations; (8) finders and brokers; (9) information supplied; and (10) independent investigation.

 None of the representations and warranties of the parties shall survive the Closing.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) East Stone’s public filings and JHD’s interim financial statements; (4) no solicitation of, or entering into, any alternative competing transactions; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) indemnification of directors and officers; (12) use of trust proceeds after the Closing; and (13) efforts to and support a private placement or backstop arrangements, if sought.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of a board of seven directors in three classes, serving for alternating three-year terms, comprised of: (i) two (2) persons that are designated by East Stone prior to the Closing (the “Purchaser Directors”), (ii) four (4) persons that are designated by JHD prior to the Closing (the “Company Directors”), and (iii) one (1) person designated by JHD, with the consent of East Stone prior to the Closing (the “Mutually Agreed Director”).

East Stone and Pubco also agreed to jointly prepare, and Pubco shall file with the SEC, a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of the issuance of securities of Pubco to the holders of the East Stone securities and containing a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of East Stone for the matters relating to the Transactions to be acted on at the special meeting of the shareholders of East Stone and providing such holders an opportunity to participate in the redemption of all or a portion of their public shares of East Stone upon the Closing (the “Redemption”).

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of East Stone’s shareholders; (ii) expiration of any waiting period under applicable antitrust laws; (iii) no law or order preventing or prohibiting the Transactions; (iv) East Stone having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any private placement financing; (v) the effectiveness of the Registration Statement; (vi) amendment by the shareholders of Pubco of Pubco’s memorandum and articles of association; (vii) receipt by JHD and East Stone of evidence reasonably satisfactory to each such party that Pubco qualifies as a foreign private issuer; and (viii) the election or appointment of members to Pubco’s post-closing board of directors designated by JHD and East Stone.

In addition, unless waived by JHD, the obligations of JHD, Pubco, Merger Sub and the Sellers to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of East Stone being true and correct on and as of the Closing (subject to Material Adverse Effect); (ii) East Stone having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to East Stone since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by JHD and Pubco of a Registration Rights Agreement, providing customary registration rights to the Seller with respect to the portion of the Exchange Shares delivered to the Seller at the Closing and any Earnout Escrow Shares that are released from escrow to the Sellers (the “Seller Registration Rights Agreement”); (v) East Stone, Pubco and the other parties thereto will have amended East Stone’s Registration Rights Agreement (such amendment, the “Founder Registration Rights Agreement Amendment”) that was entered into by East Stone at the time of its initial public offering, to among other matters, have such agreement apply to Pubco and the Pubco securities to be received in connection with the Merger by East Stone’s shareholders that are parties to such agreement; and (vi) East Stone having delivered to the Sellers and JHD, evidence that is reasonably satisfactory to the Seller Representative of the amount of cash and cash equivalents. Including funds remaining in the trust account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE investment.

Unless waived by East Stone, the obligations of East Stone, to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of JHD, Pubco and the Sellers being true and correct on and as of the Closing (subject to Material Adverse Effect); (ii) JHD, Pubco, Merger Sub and Seller having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to JHD or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by East Stone of the Founders Registration Rights Agreement Amendment, each executed by Pubco; (v) receipt by East Stone of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco; and (vi) receipt by East Stone of the evidence of the termination of any outstanding options, warrants or other convertible securities of JHD, without any consideration or liability therefor.

The Parties agree that after taking into consideration the Redemption, the trust account proceeds and the gross proceeds of any private placement, the amount of cash available to East Stone should amount to One Hundred and Ten Million Dollars ($110,000,000) or more at Closing.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either East Stone or JHD if the Closing does not occur by August 24, 2021 or such other date that the parties agree to in writing (the “Outside Date”).

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of East Stone and JHD; (ii) by either East Stone or JHD if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by JHD for East Stone’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (iv) by East Stone for the uncured breach of the Business Combination Agreement by JHD, Pubco, Merger Sub or any Seller, such that the related Closing condition would not be met; (v) by East Stone if there has been a Material Adverse Effect with respect to JHD since the date of the Business Combination Agreement which is uncured and continuing; and (vi) by either East Stone or JHD if East Stone holds its shareholder meeting to approve the Business Combination Agreement and the Transactions and such approval is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver, Non-Recourse and Releases

The Company, Pubco, Merger Sub and the Sellers have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in East Stone’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

 The parties agreed that all claims or actions that may be based upon, arise out of or relate to the Business Combination Agreement or any of the ancillary documents may only be made against the parties to the Business Combination Agreement and not against any of their past present or future directors, officers, employees, members, managers, partners affiliates, agents, attorneys or representatives.

The Sellers, on behalf of themselves and their affiliates that own shares of Sellers, provided a release of JHD and its subsidiaries, effective as of the Closing, for any rights with respect litigation proceedings, obligations, agreements, debts and liabilities, which such person now has and has ever had against JHD, other than its rights under the Business Combination Agreement and ancillary documents and other customary exceptions.

Governing Law and Arbitration

The Business Combination Agreement is governed by New York laws. All actions arising out of or relating to the Business Combination Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York.

Related Agreements

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, Pubco and the Primary Seller will enter in a lock-up agreements providing for a lock-up period commencing on the Closing Date and ending (x) with respect to 50% of the shares on the earlier of (i) twelve (12) months after the Closing and (ii) commencing after the six (6) month anniversary of the Closing, the date on which the closing price of the Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period; and (y) with respect to the remaining 50% of their Restricted Securities, twelve (12) months after the date of the consummation of the Closing, or earlier, in either case, if, subsequent to the Closing, Pubco consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Pubco’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Non-Competition Agreements

Simultaneously with the execution of the Business Combination Agreement, the Primary Seller and certain significant shareholders of JHD will enter into non-competition and non-solicitation agreements, pursuant to which they shall agree not to compete in the PRC with Pubco, East Stone, JHD and their respective subsidiaries for a period of three years. The Non-Competition Agreement will also contains customary non-solicit, non-disparagement and confidentiality provisions.

Registration Rights Agreement

At the Closing, the Sellers will enter into a registration rights agreement with Pubco whereby they will receive demand and piggy-back registration rights with respect to the Exchange Shares received in the Transactions.

Amendment to Founders Registration Rights Agreement

At the Closing, the Founder Registration Rights Agreement which was entered into at East Stone’s initial public offering will be amended to add Pubco as a party and to reflect the issuance of Pubco ordinary shares pursuant to the Business Combination, and to accommodate the provisions of the Registration Rights Agreement with the Seller.

Amended Pubco Charter

Pubco will amend and restate its charter as of the Closing to provide for a more customary public company charter and set forth the rights of the Pubco ordinary shares.

Founder Share Letter

Simultaneously with the Closing, the Sponsor, Sherman Xiaoma Lu, Charlie Chunyi Hao, Navy Sail (collectively with the Sponsor, the “Primary Initial Shareholders”) will enter into a letter agreement with East Stone and JHD, (the “Founder Share Letter”), pursuant to which the Primary Initial Shareholders shall agree to forfeit up to an aggregate of fifty percent (50%) of their Founder Shares, based on a sliding scale, in the event that East Stone has less than One Hundred Million Dollars ($100,000,000) in cash after taking into consideration the amount in East Stone’s trust account after redemptions and the gross proceeds of any PIPE investment.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, East Stone, the Primary Initial Shareholders, Pubco, the Primary Seller and JHD entered into an amendment to that certain letter agreement, dated February 19, 2020 (the “Insider Letter”), by and among East Stone, the Sponsor and the directors, officers or other initial shareholders of East named therein, pursuant to which the lock-up period set forth in the Insider Letter, as applied to the Primary Initial Shareholders with respect to their Founder Shares after Closing, was amended to be identical to the lock-up period set forth in the Lock-Up Agreement for the Sellers.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties, covenants and agreements were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms, but it is not intended to provide any other factual information about East Stone, JHD or any other party to the Business Combination Agreement. In particular, the representations and warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in East Stone’s public disclosures.

The forms of Lock-Up Agreement, and Non-Competition Agreement, and the Founder Share Letter are filed with this Current Report on Form 8-K as Exhibits 10.1, 10.2 and 10.3 respectively, and are incorporated herein by reference, and the foregoing descriptions of the Lock-Up Agreement, Non-Competition Agreement and Founder Share Letter are qualified in their entirety by reference thereto.

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed in the Current Report on Form 8-K of East Stone, on November 9, 2020, East Stone entered into that certain Amended and Restated Business Combination Agreement (the “Ufin Agreement”), with Ufin Holdings Limited, a Cayman Islands exempted company (“Ufin”), Ufin Tek Limited, a British Virgin Islands business company (“Ufin Pubco”), Ufin Mergerco Limited, a British Virgin Islands business company and a wholly-owned subsidiary of Pubco (“Ufin Merger Sub”), Xiaoma (Sherman) Lu, an individual, in the capacity as the Purchaser Representative thereunder, Yingkui Liu, in the capacity as the Seller Representative thereunder, and Ufin Investment Limited, a British Virgin Islands business company and the sole holder of Ufin’s outstanding capital shares (the “Ufin Seller”, together with East Stone, Ufin, Ufin Pubco, Ufin Merger Sub, Sherman Xiaoma Lu, Yingkui Liu and Ufin Seller, the “Ufin Parties”) for a proposed business combination.

On February 15, 2021, the Ufin Parities entered into a letter agreement pursuant to which they mutually terminated the Ufin Agreement. In accordance such letter agreement, upon execution and delivery of the letter agreement all of the rights and obligations of the Ufin Parties under the Ufin Agreement ceased (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, termination and general provisions) without any liability on the part of any party or any of their respective representatives.

Item 7.01 Regulation FD Disclosure.

On February 18, 2021, East Stone issued a press release announcing that on February 16, 2021, it executed the Business Combination Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 hereto is the investor presentation that will be used by East Stone in connection with the Business Combination.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of February 16, 2021, by and among East Stone Acquisition Corporation, Navy Sail International Limited, JHD Technologies Limited, Yellow River MergerCo Limited, JHD Holdings (Cayman) Limited, Yellow River (Cayman) Limited and Double Ventures Holdings Limited
10.1	Form of Lock-Up Agreement
10.2	Form of Non-Competition Agreement
10.3	Founder Share Letter
99.1	Press Release, dated February 18, 2021.
99.2	Investor Presentation.

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

ADDITIONAL INFORMATION

JHD Technologies Limited, a Cayman Islands exempted company (“Pubco”), intends to file with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone”), and a prospectus in connection with the proposed business combination (the “Business Combination”) involving East Stone, JHD Holdings (Cayman) Limited, a Cayman Islands company (“JHD”), Yellow River MergerCo Limited, a British Virgin Islands company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Navy Sail International Limited, a British Virgin Islands company, in the capacity as the Purchaser Representative, Yellow River (Cayman) Limited, a Cayman Islands company, in the capacity as Primary Seller and Seller Representative, and the other shareholders of JHD who become parties thereto (the “Sellers”) and Double Ventures Holdings Limited, a British Virgin Islands business company, for limited purposes thereof pursuant to a certain business combination agreement (the “Business Combination Agreement”). The definitive proxy statement and other relevant documents will be mailed to shareholders of East Stone as of a record date to be established for voting on East Stone’s initial business combination with JHD. Shareholders of East Stone and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with East Stone’s solicitation of proxies for the special meeting of its shareholders to be held to approve the Business Combination because these documents will contain important information about East Stone, JHD, Pubco and the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to East Stone by contacting its Chief Financial Officer, Chunyi (Charlie) Hao, c/o East Stone Acquisition Corporation, 25 Mall Road, Suite 330, Burlington, MA 01803, at (781) 202-9128 or at hao@estonecapital.com.

DISCLAIMER

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

East Stone, Pubco, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of East Stone in connection with the Business Combination. Information regarding the officers and directors of East Stone is set forth in East Stone’s annual report on Form 10-K, which was filed with the SEC on September 21, 2020. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents to be filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties concerning the Business Combination, JHD’s expected financial performance, as well as its strategic and operational plans. Actual events or results may differ materially from those described in this report due to a number of risks and uncertainties. These risks and uncertainties could cause actual results or outcomes to differ materially from those indicated by such forward looking-statements. These risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against the East Stone, JHD or others following announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement or any related private financing(s) due to the failure to obtain approval of the shareholders of East Stone; (4) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain consents and approvals of JHD’s shareholders and investors; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (7) the inability to recognize the anticipated benefits of the Business Combination; (8) the ability to obtain or maintain the listing of Pubco’s securities on The Nasdaq Stock Market, following the Business Combination, including having the requisite number of shareholders; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that JHD may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in filings with the SEC by East Stone or Pubco.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

East Stone Acquisition Corporation

Date: February 18, 2021	By:	/s/ Xiaoma (Sherman) Lu
		Name:	Xiaoma (Sherman) Lu
		Title:	Chief Executive Officer